

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 3, 2017

Kevin Rubin
Chief Financial Officer
Alteryx, Inc.
3345 Michelson Drive, Suite 400
Irvine, California 92612

> **Re: Alteryx, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 24, 2017**
> **CIK No. 0001689923**

Dear Mr. Rubin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59</u>

<u>Key Factors Affecting Our Performance, page 60</u>

1. Revise the chart to label the vertical axes so that an investor will be able to understand the yearly changes in revenues.

2. We note your response to comment 1. Please expand your disclosure to describe how the increase in subscription revenue of 2.6 times and 1.7 times for respective cohort year reflected the Company's ability to expand its existing customer base.

Key Business Metrics
Dollar-Based Net Revenue Retention Rate, page 62

3.   We note your response to comment 2. As previously requested, please expand and discuss how your quarterly dollar-based net revenue retention rate reflects your ability to retain and expand relationship with existing customers. For example, clarify how to interpret the dollar-based retention rate when it goes below or above 100%.

Results of Operations, page 66

4.   We note your response to comment 3. It appears to us that the subscription revenue generated from existing customers provides meaningful information of your current operating results. As such, please disclose the amount of subscription revenue from existing customers in results of operations or tell us why such disclosure is not necessary. We note your disclosure on page 63.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for
                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications